Ladenburg Thalmann & Co. Inc.
277 Park Avenue, 26th Floor
New York, New York 10172

December 9, 2021

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington DC 20549

Attention: Michael Davis and James Lopez

Re:	Alpha Star Acquisition Corporation Registration Statement on Form S-1 File No. 333-257521

Dear Mr. Davis and Mr. Lopez:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby joins in the request of Alpha Star Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 8:30 a.m., Washington D.C. time, on Monday, December 13, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between December 8, 2021 and the date hereof, over 350 copies of the Preliminary Prospectus dated November 8, 2021 have been distributed as follows: 6 to prospective underwriters and dealers, 50 to institutional investors and over 300 to retail investors.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Steven Kaplan
Name: Steven Kaplan
Title: Head of Capital Markets